December 4, 2017

VIA EDGAR

Ms. Kim McManus

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                          Industrial Logistics Properties Trust

Registration Statement on Form S-11

Filed November 21, 2017

File No. 333-221708

Dear Ms. McManus:

On behalf of Industrial Logistics Properties Trust (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission in your letter dated November 22, 2017 in connection with the above captioned registration statement. Amendment No. 1 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this letter. For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Registration Statement are reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in the prospectus included as part of the Registration Statement (the “Prospectus”). Capitalized terms used herein without definition have the meanings given in the Prospectus.

General

1.                                      We note your response to our prior comment 4 in which you have revised your disclosure on page (iii) to explain what a logistics property is as compared to an industrial property. We further note your disclosure on page 1 that you refer to your Hawaii and Mainland properties collectively as your initial properties and your disclosure, also on page 1, that your “initial properties are industrial properties and approximately 73% of [your] annualized rental revenue as of September 30, 2017 were from logistics properties.” Please revise to clarify, if true, that the term “industrial properties”

Ms. Kim McManus

December 4, 2017

includes logistics properties as well as properties used for manufacturing purposes. In addition, please disclose the percentage of logistics properties in your portfolio.

Response:  In response to the Staff’s comment, the Company has added disclosure to the definitions of “industrial properties” and “logistics properties” on pages (iii) and 1 of the Prospectus. As revised, the definition of “industrial properties” is intended to make clear that “industrial properties” includes logistics properties as well as properties used for manufacturing purposes. Also, the Company revised the definition of “logistics properties” on page (iii) of the Prospectus to include the disclosure of the percentage of logistics properties in the Company’s portfolio calculated on the basis of each of (1) annualized rental revenues, (2) rentable square feet, (3) total number of properties, (4) gross book value, and (5) net book value. The Company did not include on page 1 of the Prospectus the multiple alternative measures of its logistics properties because the Company believes the information presented in the Summary section of the Prospectus should focus on the data which is likely to be most meaningful to investors and the Company believes the most meaningful measure of its portfolio composition is its revenues derived from logistics properties. The alternative measures are now also included on page 46 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

2.                                      We note your response to our prior comment 16 in which you have replaced the term “same space” with “same land area or building area.” Please tell us whether you exclude any properties from the figures presented, for example such as redeveloped or repositioned properties, and, if so, disclose how many properties were removed for such reasons. Please also identify the time period covered by the prior rates. We also note that with respect to previously vacant space, you utilized the most recent rental rate for the same land or building area. Please tell us how much space was vacant in the prior period and the date at which the most recent rental rate applied. If material, please balance your disclosure to clarify if inclusion of previously vacant space within your calculations materially impacted the average annualized effective rental rates presented.

Response:  The Company did not exclude any properties from the figures presented in the discussion of new leases and lease renewals in the first full paragraph below the table appearing on page 75 of the Prospectus. Average annualized effective rental rates for all periods presented in the table on page 75 of the Prospectus are based on actual rental revenues recognized during the periods presented and reflect the impact of vacant square feet.

As disclosed on page 75 of the Prospectus, prior rental rates for the 794,000 square feet of space for which the Company entered lease renewals or new leases during the nine months ended September 30, 2017 were under leases with terms with an average (weighted by square feet) of 12.9 years and, as described in the disclosure the Company has added, included commencement dates beginning in December 2003.

Rent increases related to the 794,000 square feet of space for which the Company entered lease renewals or new leases during the nine months ended September 30, 2017 are based on annualized rental revenues under new leases and lease renewals as of the date the leases were initially executed compared to annualized rental revenues for the same space on the date the prior lease was terminated. Of this 794,000 square feet, (i) the Company renewed leases for approximately 446,000 square feet with no interim vacancy, (ii) the Company entered into new leases for approximately 79,000 square feet concurrent with prior lease early terminations or expansions, resulting in no interim vacancy, (iii) the Company entered into new leases for approximately 106,000 square feet that had been vacant for an average (weighted by square feet) of six (6) months, representing transitional (or frictional) vacancy, and (iv) the Company leased one land parcel with approximately 107,000 square feet that had been vacant during all periods presented in the table on page 75 of the Prospectus. Previously vacant space accounted for less than 1% of the

Ms. Kim McManus

December 4, 2017

Company’s total leased square feet in each period presented and did not have a material impact on average annualized effective rental rates disclosed in the table on page 75 of the Prospectus.

Introduction to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

3.                                      We note your response to our prior comment 23 and the related changes to your disclosure. Please revise your discussion to state, if true, that you intend to account for the combination transactions as a reorganization of entities under common control in accordance with ASC Topic 805-50-30 and not a pooling of interests. Please make similar changes throughout your document where necessary.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages F-7, F-15 and F-41 of the Prospectus.

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Please call me at (617) 338-2979 if you have any questions or require additional information.

Sincerely,

/s/ Howard E. Berkenblit
Howard E. Berkenblit

cc:                              Sandra B. Hunter, Staff Attorney

United States Securities and Exchange Commission

John C. Popeo, President and Chief Operating Officer

Industrial Logistics Properties Trust